UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    January 2009         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated January 21, 2009

2.

News Release dated February 23, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: February 23, 2009	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

TSX-V:GNG
www.goldengoliath.com

FOR IMMEDIATE RELEASE

Golden Goliath Discovers New Prospect Zone Within Las Bolas Exhibiting Significant Mineral Potential

Vancouver, Canada, January 21, 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce additional assay results from recent drilling at the Las Bolas project area located in the east-central section of the Company’s district sized Uruachic Camp. A large portion of the core samples from these holes were previously assayed and announced in prior press releases, but in some cases the entire length of the core was not assayed.  Upon receipt of the initial round of assays, the Company sent out some of the remaining core sections for assay with those results exhibited in the table below, which also includes confirmation assays of some previous intersections. Highlights of this new set of assays include a 7.22 meter section from drill hole BDD-08-20 grading 224 grams per tonne silver and 0.10 grams per tonne gold. In addition, a 0.72 meter section from drill hole BDD-08-24 assayed at 429 grams per tonne silver and 0.10 grams per tonne gold.

Below are the assays of the drill holes received as of December, 2008.

Drill Hole	From	To	Width	Gold	Silver
Number	metres	metres	metres(m)	g/tonne	g/tonne
BDD-08-19a	38.75	39.3	0.55	0.05	20
BDD-08-20	0	7.22	7.22	0.10	224
BDD-08-20	17.24	18.4	1.16	0.25	46
BDD-08-20	28.98	31.4	2.42	0.14	53
BDD-08-20	82.25	84.6	2.35	0.17	15
BDD-08-21	49.58	49.8	0.22	0.48	74
BDD-08-24	26.54	32.9	6.36	0.10	83
Including	28	28.7	0.71	0.10	429
BDD-08-24	56.49	58.7	2.21	0.13	--
BDD-08-24	67.39	68.9	1.51	0.23	--
BDD-08-24	74.31	77.5	3.19	0.12	--

Commenting on this latest round of assay results, Paul Sorbara, CEO for Golden Goliath stated: “We continue to be extremely pleased with drill results from our Las Bolas project.  Las Bolas is quickly proving to be one of our most significant precious metal targets within the Uruachic Camp, along with San Timoteo.   We are also very encouraged by the fact that  some of the drill holes (e.g.BDD-08-24) in this latest round have intersected very good grade mineralization in the same zones that were drilled in 2003-2004 by reverse circulation which returned significantly lower grades, thus confirming our hypothesis that these earlier RC results were misleading and had lost some important mineralization.”  Please refer to the attached map for the location of these drill holes.

New Project Area Discovered in Q4 of 2008 - Las Bolas II

Golden Goliath has continued to maintain an active exploration crew in the Uruachic Camp. In the months of November and December, 2008, the exploration crew was focused on the North/North East part of the Las Bolas area.  This exploration work has resulted in the discovery of a new zone that is believed to be similar in geological characteristics to the Company’s Las Bolas-Gambusino area, which is located some 500 metres to the southwest. The host rock, andesitic breccia, and mineralization found in the new area are considered to be identical to the Las Bolas-Gambusino area and has  been mapped to date over a 300 m length and is open in two directions. Field work is currently continuing in this area in order to get a better understanding of its size potential. Preliminary grab samples of the mineralized structures has returned assays of up to 23 grams per tonne silver and 0.13 grams per tonne gold. The Company is currently focusing on detailed mapping and exploration to find the extent of this newly discovered area, to better understand the genetic relationship between this new zone and Las Bolas-Gambusino.  This new prospect target area has been named Las Bolas II, and is considered by management to be a very significant discovery with excellent potential for high grade gold and silver mineralization. Please refer to the table and the map below for sampling details for this newly discovered zone.

SAMPLE	Silver g/tonne	Gold g/tonne
584772	6	0.08
584773	23	0.13
584778	6	0.53
584780	7	0.9
584782	11	--
584785	6	--
584786	19	--
584796	--	0.35

As previously reported, the Company is proceeding with its work to complete and publish a mineral inventory of select exploration targets within it’s 100% owned Uruachic Camp prospect area.  The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards. The Company is of the belief that there are presently enough data points collected for the resource estimation study through the drilling and underground sampling programs completed to date. At this time Golden Goliath’s technical team is preparing all the necessary data, level plan, cross sections and longitudinal sections for the study.  The study will also greatly assist the Company in developing its next drill program by defining target areas which can most easily add tonnage to the mineralization.

Both Las Bolas and San Timoteo are priority target zones of the Company’s district sized Uruachic Camp property (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  Assays are done using traditional methods at Inspectorate Labs and Chemex Labs.  The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

FOR IMMEDIATE RELEASE

Golden Goliath Exploration Update

Papacho Tunnel Work Underway

Monday February 23, 12:39 pm ET

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Feb. 23, 2009) - Golden Goliath Resources Ltd. (TSX VENTURE:GNG - News; PINK SHEETS:GGTH-F - News) is pleased to announce that field work is continuing at the Las Bolas project area located within the Company's Uruachic Camp, Mexico with work underway to open the old Papacho mine tunnel.  The Papacho mine tunnel is located approximately 100 metres southwest of the Arbolito shaft which is in the area of some of the highest grade silver and gold mineralization found to date on the property.  A polybasite rich sulfide grab sample from the Arbolito shaft dump assayed 71,817 grams silver/tonne (2,083 ounces/ton) demonstrating the high grade potential at depth. Previous drilling near the Arbolito shaft returned a 12.3 meter section grading 154 grams silver/tonne and 3.22 grams gold/tonne at the bottom of the hole, which had to be abandoned for technical reasons and therefore did not reach target depth.  The Papacho tunnel, which requires cat work and safety rehabilitation, trends in the direction of these high grade samples and may allow the Company better access to a high priority target zone which has proven difficult to access from above ground drilling programs conducted in the past.  A grab sample taken from the entrance area has returned 908 grams silver/tonne.  The detailed sampling and mapping that will be conducted when the tunnel is safe may yield important information and assays for the planning of the next phase of drilling.

Uruachic Camp Exploration Update - Las Bolas

Surface mapping and sampling is also continuing in other parts of the Las Bolas property, including the recently identified Las Bolas II area, located several hundred meters north of the main working area.  The host rock, andesitic breccia, and mineralization found in this area looks to be highly analogous in geology to that found in the Las Bolas-Gambusino area.  To date, mapping has shown the zone to be over 300 m in length and open in both directions.  Fieldwork is currently continuing in order to obtain a better understanding of its size potential.  Preliminary grab samples of the mineralized structures have returned assays of up to 23 grams silver/tonne and 0.13 grams gold/tonne.

The mapping and sampling program is also focused on the area west of the manto style mineralization intersected in several drill holes.  These intersections included 366 grams silver/tonne with 1.2 grams gold/tonne over 1.9 metres, 101 grams silver/tonne with 0.28 grams gold/tonne over 3.6 metres and 222 grams silver/tonne with 0.47 grams gold/tonne over 3.23 metres. This mineralization is stratigraphically and topographically lower than that found in the Gambusino mine area, which is about 600 metres to the east, up the hill from the Rio Uruachic.  Analysis from the recent drill hole data gives a vector indicating higher grades and thicknesses to the west and southwest, across the creek opposite the old El Manto mine.  Preliminary work on the west side returned a 0.9 m chip sample grading 99 grams silver/tonne with 0.918 grams gold/tonne and a grab sample of 36 grams silver/tonne with 0.02 grams gold/tonne in areas of sericite and quartz-tourmaline alteration. Extending the drill road across the shallow Rio Uruachic will not be a problem and drilling is planned for this area during the next work program.

The Company is currently focusing on detailed mapping and exploration to find the extent of newly discovered areas, and to better understand genetic relationships between these higher grading zones.  Detailed structural mapping leads the Company to believe that a series of en-echelon faults underlying the Las Bolas property area are genetically related to the silver and gold mineralization found throughout the property.  These structures interconnect the main Las Bolas-Gambusino oxide mineralization, the El Manto sulfide mineralization and the Las Bolas II area oxide mineralization, indicating a possible large, mutual source nearby. The Company is very pleased with this work.

NI 43-101 Mineral Inventory Estimation Update

As previously reported, the Company is proceeding with its work to complete and publish a mineral inventory of select exploration targets within its 100% owned Uruachic Camp prospect area.  The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards.  The Company is of the belief that there are presently enough data points collected for the resource estimation study through the drilling and underground sampling programs completed to date.  At this time Golden Goliath's technical team is preparing all the necessary data, level plan, cross sections and longitudinal sections for the study.  The study will also greatly assist the Company in developing its next drill program by defining target areas which can most easily add tonnage to the mineralization.

Both Las Bolas and San Timoteo are priority target zones within the Company's district sized Uruachic Camp (a 15 km x 25 km region) that surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com